1331 Gemini Street Suite 250 Houston, TX 77058 toll free: 866-660-8156 fax: 281.486.0217 www.vertexenergy.com
Vertex Energy, Inc.

June 28, 2013

Mr. Leland Benton
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3791

Re:	Vertex Energy, Inc.
Registration Statement on Form S-3
Filed June 5, 2013
File No. 333-189107

Dear Mr. Benton,

Vertex Energy, Inc. (the “Company”, “Vertex Energy,” “we,” and “us”) has the following responses to your June 20, 2013 comment letter:

Outside Front Cover Page of the Prospectus

1.           It appears that you are conducting the offering in reliance upon General Instruction I.B.6 of Form S-3.  Please disclose the aggregate market value of your outstanding voting and nonvoting common equity.  See Instruction 7 to General Instruction I.B.6.

RESPONSE:

The Company has updated its amended filing to disclose the the aggregate market value of the Company’s outstanding voting and nonvoting common equity and the aggregate market value of the Company’s public float.

2.           In the second sentence of the third paragraph you state that you “will apply to list any shares of common stock sold by [you] under th[e] prospectus and any prospectus supplement on the Nasdaq Capital Market” even though your common stock is currently listed on Nasdaq. Please explain or otherwise revise your disclosure accordingly.

RESPONSE:

The Company has removed the language referenced from the amended filing.

Description of Debt Securities

3.           We note that you have listed in the Exhibit Index the Form of Senior Debt Indenture and the Form of Subordinated Indenture as Exhibits 4.3 and 4.5, respectively.  Please revise your disclosure here to reflect that the debt securities will be issued under two separate indentures.

RESPONSE:

The Company has decided not to register Debt Securities in the prospectus and as such, has removed references to Debt Securities throughout the amended filing.  Consequently references to prior Exhibits 4.3 and 4.5 have been removed from the filing.

Signatures, page II -6

4.           Please ensure that Mr. Carlson signs the registration statement also in his capacity as Principal Financial Officer.  See Instruction 1 to Signatures on Form S-3.

RESPONSE:

Mr. Carlson’s signature block in the amended filing has been revised to clarify that he is signing the amended filing as the Company’s “Principal Financial and Accounting Officer”.

Exhibit Index, page II-7

5.           In the footnotes to Exhibits 4.3 and 4.5 you state that the form of indenture will be filed by amendment or by a report filed under the Exchange Act and incorporated by reference.  Please note that pursuant to Section 309(a)(1) of the Trust Indenture Act of 1939, an indenture under which a security is to be issued is deemed qualified when the registration statement becomes effective as to such security; therefore the indenture must be included as an exhibit to the registration statement at time of effectiveness.  Please file as exhibits the Form of Senior Debt Indenture and the Form of Subordinated Debt Indenture with your next amendment.  For additional guidance, see Question 212.19 of Securities Act Rules Compliance and Disclosure Interpretations available on our website.

RESPONSE:

The Company has decided not to register Debt Securities in the prospectus and as such, has removed references to Debt Securities throughout the amended filing.  Consequently references to prior Exhibits 4.3 and 4.5 have been removed from the filing.

Exhibit 5.1

6.           Please have counsel include an opinion covering the legality of units.  See Section II.B.1.h of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

RESPONSE:

The Company’s counsel has updated its opinion accordingly.

7.           Please have counsel revise its opinion in paragraph numeral three to state that the Debt Securities will be binding obligations of the company.  Please see Section II.B.1.e of Staff Legal Bulletin No. 19.  Also, please have counsel remove the penultimate sentence of the first paragraph on page four of the opinion stating that counsel expresses no opinion as to the enforceability of the Debt Securities, as inappropriate.

RESPONSE:

As the Company has decided to remove the Debt Securities from the offering, Company’s counsel has similarly removed all references to Debt Securities from its opinion.

8.           We note on page four of the opinion that counsel expresses no opinion as to the laws of any state or jurisdiction other than the laws governing the corporations of the State of Nevada.  Please have counsel either remove this limitation or also opine on the laws of the State of New York and the laws of the State of Texas since counsel must opine that the debt securities, the warrants, and to the extent applicable, the units, are binding obligations of the company under the law of the jurisdiction governing these securities. In this regard, we note that on pages 23 and 26 of the registration statement you disclose that the indentures will be governed by New York law and that the warrants will be governed by the laws of the State of Texas.  Refer to Sections II.B.1.e and f of Staff Legal Bulletin No. 19.

RESPONSE:

The Company’s counsel has updated the opinion as applicable to also cover Texas law, and has removed references to New York law throughout the Registration Statement since references to the Debt Securities have been removed from the amended filing.

/s/ Chris Carlson Chris Carlson Chief Financial Officer